CONFIDENTIAL TREATMENT FOR CERTAIN RESPONSES
REQUESTED BY SPARTECH CORPORATION
SPARTECH CORPORATION
120 S. Central, Suite 1700
Clayton, Missouri 63105-1705
(314) 721-4242
(314) 721-1543 FAX
August 30, 2006
BY EDGAR
Securities and Exchange Commission
Washington, D.C. 20549-7010
Attn: Mr. John Hartz
Re:	Spartech Corporation Form 10-K for the fiscal year ended 10/29/05 Form 10-Q for the quarter ended January 28, 2006 File No. 1-5911

Response to Comment Letter dated August 2, 2006
Ladies and Gentlemen:
     This letter is written in response to the letter dated August 2, 2006 from Mr. John Hartz, commenting on our response dated July 26, 2006 related to the review of our Form 10-K of Spartech Corporation (the “Company”) for the fiscal year ended October 29, 2005 and on the Company’s Form 10-Q for the quarter ended January 28, 2006. The Company’s response to the Segment Information questions follows.
Note 17 — Segment Information, page 50
2.	We note your response to prior comment two, and appreciate the additional information you have provided. It appears to us that each “component” in your segments is an operating segment as defined in paragraph 10 of SFAS 131. Paragraph 10 of SFAS 131 defines an operating segment as a component of an entity; that engages in business activities from which it may earn revenues and incur expenses; whose operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance; and for which discrete financial information is available.

We note that the components in your segments engage in business activities from which they earn revenues and incur expenses and have discrete financial information. We also note that there appears to be sufficient financial information provided to the CODM, at the component level, to indicate that the CODM regularly reviews the Company on a component level to allocate resources and assess performance. As financial information at the component level is provided to the CODM on a regular basis, we assume it is used to allocate resources and assess performance. Additionally, based on the Attachment E, it appears as though the Board of Directors is also provided information at the “component” level.
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CONFIDENTIAL TREATMENT FOR CERTAIN RESPONSES
REQUESTED BY SPARTECH CORPORATION
In addition, it is not necessary that any and all costs be allocated to a business activity in order for it to be considered an operating segment. The information you have provided appears to present inputs and outputs sufficient to render the information discrete for the purposes of operational analysis. Your Priorities Matrix, the June 12th Operations Overview memo and the Organization chart all appear to indicate the existence of operating segments below that of your reported segments. We ask the following:
–	Please carefully reconsider your views regarding how you use internal operating information in relation to the definition of an operating segment and address our views above;

–	Provide us, at the component level, a 5-year schedule showing YTD sales, operating earnings and operating earnings as a percent of sales. We welcome any analysis you may with to accompany such data.
[Confidential Treatment requested for this response.]
* * * * * * * *
Please contact the undersigned at (314) 889-8329, or Jeff Fisher, Senior Vice President and General Counsel, (314) 889-8314, with any questions or additional comments.

Very truly yours,

SPARTECH CORPORATION

/s/ Randy C. Martin

Randy C. Martin
Executive Vice President and
Chief Financial Officer
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